RECEIVED

2008 AUG 11 A 7:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004161

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

August 6, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a letter to the members of Westfield Group regarding the announcement of the estimated Westfield Group distribution for the six month period ended 30 June 2008. The attached form letter containing was sent to the Members of Westfield Group on August 6, 2008 This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

PROCESSED
AUG 12 2008
THOMSON REUTERS

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

RECEIVED
2008 AUG 11 A 7:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

6 August 2008

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
ANNOUNCEMENT OF ESTIMATED WESTFIELD GROUP DISTRIBUTION

We wish to advise the estimated distribution for the Westfield Group for the six month period ended 30 June 2008 of 53.25 cents per ordinary stapled security. This distribution represents 50% of the current forecast annual distribution of $1.065 per security for the year ending 31 December 2008.

Estimated distribution per ordinary stapled security:	53.25 cents per WDC stapled security
Stapled securities trade ex-distribution:	Monday, 11 August 2008
Record Date:	Friday, 15 August 2008 (5.00pm)
Payment Date:	Friday, 29 August 2008

The announcement of the Westfield Group's results for the six months ended 30 June 2008 (and lodgement of the Appendix 4D) will be made on Wednesday, 27 August 2008.

The estimated distribution for securities issued on 29 February 2008, under the Westfield Group's Distribution Reinvestment Plan (ASX Code: WDCNA), is 35.70 cents.

As advised to the market on 26 June 2008, the Westfield Group's Distribution Reinvestment Plan is currently suspended until further notice.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

END